Exhibit 3.2

AMENDMENT TO THE BYLAWS
OF
NIC INC.

RESOLVED, that Article VIII of the Bylaws of the Corporation be and hereby is amended to read in its entirety as follows:

ARTICLE VIII
INDEMNIFICATION

8.1           Indemnification.  The corporation agrees and hereby does undertake to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, all as set forth in Section 7-109-101 et seq. (as such provision shall be amended from time to time) of the Colorado Business Corporation Act (“CBCA”).

8.2           Insurance.  The corporation may purchase and maintain insurance on behalf of a person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation or of any other person or employee benefit plan against any liability asserted against or incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article VIII and the provisions of the CBCA.  Any such insurance may be procured from any insurance company designated by the Board of Directors of the corporation, whether such insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has equity or any other interest, through stock ownership or otherwise.

8.3           Advancement of Expenses.  Without limiting the generality of this Article VIII, the corporation shall advance the expenses incurred by any person entitled to indemnification hereunder in connection with any action, suit or proceeding within ten (10) days after the receipt by the corporation of a statement or statements requesting such advances from time to time, whether prior to or after final disposition of any such action, suit or proceeding.  Provided that the person seeking advances has furnished the undertaking, if any, required by CBCA Section 7-109-104(1), advances shall be unsecured and interest free, and shall be made without regard to such person’s financial ability to make repayment of the expenses, and without regard to such person’s ultimate entitlement to indemnification, other than as required by CBCA 7-109-104(1)(c).  Advances shall include any and all expenses incurred pursuing an action to enforce this right of advancement, including expenses incurred preparing and forwarding statements to the corporation to support the advances claimed.  The person entitled to indemnification shall qualify for advances solely upon the compliance with the requirements of CBCA 7-109-104, and the Company shall promptly make the determinations required thereunder with respect to any request for advances.

8.4           Nonexclusive.  The provisions provided herein with regard to indemnification shall not be construed as a limitation on indemnification.  Indemnification shall at all times be allowed to the fullest extent as is now, or in the future, provided for under the CBCA.